Exhibit 99.70
News Release
Theratechnologies to present at both Jefferies and Needham conferences
Montréal, Canada — June 8, 2010 - Theratechnologies (TSX: TH) announced today that Yves Rosconi, President and Chief Executive Officer of the Company, will present corporate overviews at the Jefferies Global Life Sciences Conference and the Annual Needham Healthcare Conference, both being held this week in New York City.
The Jefferies presentation will take place on June 9, at 3:30 p.m., at the Grand Hyatt Hotel in New York City, and the Needham presentation, on June 10, at 1:20 p.m., at the New York Palace Hotel in New York City.
About Theratechnologies
Theratechnologies (TSX: TH) is a Canadian biopharmaceutical company that discovers and develops innovative therapeutic products, with an emphasis on peptides, for commercialization. The Company targets unmet medical needs in financially attractive specialty markets where it can retain all or part of the commercial rights to its products. Its most advanced compound, tesamorelin, is an analogue of the human growth hormone releasing factor. In 2009, Theratechnologies submitted a New Drug Application to the U.S. Food and Drug Administration, seeking approval of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. The Company’s growth strategy is centered on the commercialization of tesamorelin in the United States and in other markets for HIV-associated lipodystrophy, as well as the development of clinical programs for tesamorelin in other medical conditions.

Contact:
Andrea Gilpin
Vice President, IR & Communications
Theratechnologies Inc.
Phone: 514 336-7800, ext. 205
communications@theratech.com
Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4
Phone: (514) 336-7800 • Fax: (514) 336-7242 • www.theratech.com